Exhibit 99.1

For more information please visit www.cementospacasmayo.com.pe or contact: Manuel Ferreyros, CFO Claudia Bustamante, Investor Relations Manager Cementos Pacasmayo Tel: (511) 317 - 6000 ext. 2165 E - mail: cbustamante@cpsaa.com.pe

Fourth Quarter 2019 Earnings Release Cementos Pacasmayo S.A.A. Announces Consolidated Results for Fourth Quarter 2019 Lima, Peru, February 12 , 2020 – Cementos Pacasmayo S . A . A . and subsidiaries (NYSE : CPAC ; BVL : CPACASC 1 ) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the fourth quarter (“ 4 Q 19 ”) and the full year (“ 2019 ”) ended December 31 , 2019 . These results have been prepared in accordance with International Financial Reporting Standards (“ IFRS”) and are stated in nominal Peruvian Soles (S/) . 4Q19 Financial and Operational Highlights: (All comparisons are to 4Q18, unless otherwise stated) ● Sales volume of cement, concrete and precast increased 7 . 7 % mainly due to higher sales to the public sector, for Coastal El Niño reconstruction spending, some medium - sized private projects, as well as the self - construction segment . ● Revenues increased 9.8% primarily due to the increase in sales volume described above. ● Net Income of S/ 29 . 5 million . During 4 Q 18 , there were two non - cash effects that had an impact on net income . Excluding these effects, net income would have been S/ 19 . 4 million . The 52 . 1 % increase is mainly explained by the increased revenues described above, as well as higher operating profit and lower financial expenses . ● Consolidated EBITDA of S/ 100.9 million; an 10.9% increase, primarily due to increased sales. ● Cement EBITDA margin of 27.0%, a 0.5 percentage points increase. 2019 Financial and Operational Highlights: (All comparisons are to 2018, unless otherwise stated) ● Sales volume of cement, concrete and precast increased 10 . 6% , mainly due to higher sales to the public sector, for Coastal El Niño reconstruction spending, as well as medium - sized private projects and self - consruction . ● Revenues increased 10.3%, primarily due to the increase in sales volume described above. ● Net Income of S/ 132 . 0 million, a 75 . 8 % increase mainly due to higher operating income and lower financial expenses, as well as the non - recurring impact mentioned above . ● Consolidated EBITDA of S/ 400.3 million; a 7.7% increase, primarily due to increased sales. ● Cement EBITDA margin of 28 . 7% , a 0 . 9 percentage points decrease, mainly due to temporary cost increases from the transport of clinker from Piura to Pacasmayo, the changes in our sales mix and use of imported clinker during the first half of the year 2

Fourth Quarter 2019 Earnings Release Financial and Operating Results Financial and Operating Results 4Q19 4Q18 % Var. 2019 2018 % Var. Cement, concrete and precast shipments (MT) 706 . 7 656 . 2 7 . 7% 2 , 615 . 4 2 , 364 . 1 10.6% In millions of S/ Sales of goods 374 . 7 341 . 4 9 . 8% 1 , 392 . 7 1 , 262 . 9 10.3% Gross profit 125 . 9 125 . 7 0 . 2% 486 . 9 466 . 7 4.3% Operating profit 67 . 5 57 . 8 16 . 8% 270 . 5 241 . 8 11.9% Net income 29 . 5 - 11 . 5 N / R 132 . 0 75 . 1 75.8% Consolidated EBITDA 100 . 9 91 . 0 10 . 9% 400 . 3 371 . 6 7.7% Cement EBITDA /1 101 . 0 90 . 6 11 . 5% 400 . 4 374 . 2 7.0% Gross Margin 33 . 6% 36 . 8% - 3.2 pp. 35 . 0% 37 . 0% - 2.0 pp. Operating Margin 18 . 0% 16 . 9% 1.1 pp. 19 . 4% 19 . 1% 0.3 pp. Net income Margin 7 . 9% - 3 . 4% 11.3 pp. 9 . 5% 5 . 9% 3.6 pp. Consolidated EBITDA Margin 26 . 9% 26 . 7% 0.2 pp. 28 . 7% 29 . 4% - 0.7 pp. Cement EBITDA Margin 27 . 0% 26 . 5% 0.4 pp. 28 . 7% 29 . 6% - 0.9 pp. 3 1/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written - off in 4Q17.

Fourth Quarter 2019 Earnings Release Management Comments During 4 Q 19 , we continued seeing a strong trend in sales volumes, which led to over 10 % growth, despite a strong comparable basis . Moreover, we are very pleased with the performance of the concrete and precast segments, which have continued paving the path to our 2030 vision . Concrete and pavement sales increased 20 . 4 % this quarter compared to the same period of last year, and precast sales increased 42 . 6 % during the same period . We believe that, even though some very concrete demanding projects concluded this quarter, such as the Mall Aventura in Chiclayo, there are others in the pipeline that will bring additional demand in the upcoming months . In terms of profitability, our cement EBITDA grew 11 . 5 % this quarter compared to the same period last year, mainly due to the increase in sales volume mentioned above . We would like to take this opportunity to review the year, in terms of financial results as well as strategy and steps taken for future growth and the sustainability of our business . This has been an extraordinary year in sales volumes . Overall cement, concrete and precast volumes grew 10 . 6 % this year, the highest annual growth rate we have seen since 2012 . It is important to mention that non - bagged cement was an important driver of this growth, with concrete and pavement growing 44 . 6 % and precast growing 15 . 6 % compared to 2018 , and growing as a percentage of our sales, from 12 . 6 % in 2018 to 16 . 1 % in 2019 . In terms of EBITDA, in 2019 we accumulated an all - time record of S/ 400 million . We are very pleased with these results but will continue to push for further improvement in 2020 and beyond . Strategically in 2018 we launched our new vision of becoming a building solutions company and we have worked on various fronts during 2019 to get us closer to our 2030 goals . Firstly, we have started a process of cultural transformation in the organization, since we believe this is key and sets the basis for future achievements . Secondly, we have promoted innovation projects to create new products and the use of digital channels to improve the customer experience . In line with the cultural change that we want to promote, in 2019 we achieved a great milestone : we defined a new purpose for the organization, which will help us consolidate our identity, align our teams and strengthen the commitment to our stakeholders . This purpose was created with the participation of more than 1 , 300 employees, clients and users . Under the concept, "We build together the future you dream of", we express our essence, the legacy we want to leave . We believe that a better future is possible, but we are aware that only together we can generate great changes . Another very important milestone this year has been our increased commitment to sustainability throughout the organization . We integrated sustainability commitments to guarantee more demanding social, environmental and governance standards in our operations . These efforts were rewarded with our inclusion in the Dow Jones Sustainability Index - MILA, a ranking that brings together companies with best practices in the region . Likewise, we obtained for the sixth consecutive year, the Distinctive as a Socially Responsible Company (ESR by its Spanish acronym), a stamp that rewards the Peruvian companies that most stood out in sustainability of their sector . This year, we are also part of Innovandi, the global cement and concrete research network, which was launched by the Global Cement and Concrete Association (GCCA) to promote innovation and sustainability in the industry . Pacasmayo is one of 24 companies worldwide, which has already committed to the principles of this network . Moreover, as we mentioned in previous quarters, we were able to switch our Piura plant to work with gas instead of coal, with resulted in a 3 % decreased in CO 2 emissions during this year . In summary, we believe 2019 has been a transformational year, both in terms of the present and the future . We firmly believe that we need a successful present, with good financial, operational and sustainability results, to be able to build a stronger future . 4

Fourth Quarter 2019 Earnings Release Economic Overview 4 Q 19 : During 4 Q 19 , we continued seeing lower than expected GDP levels, but with significant differences between economic sectors . Agriculture remained strong, especially blueberries and avocados that grow mainly in the North . This in turn has a positive effect on cement volumes as it boosts self - construction . Construction GDP also grew above overall GDP, with an expected growth of 3 % for 2019 . During 4 Q 19 two important initiatives of infrastructure spending were approved . First, the special authority for the Reconstruction announced that it would accelerate and boost the execution of reconstruction projects . This will be done through government - to - government contracts with developed countries such as the Netherlands, UK, France, Germany, among others . The Decree also reduces the procedures required for approval in order to expedite the execution of the projects . This allows the approval period to be reduced from 20 to 3 business days . The government to government scheme is similar to the one adopted recently for the construction of infrastructure for the Pan - American Games, which was a great success . We expect that, if these contracts come through, reconstruction spending should accelerate during 2020 . On another front, the Government established extraordinary measures to promote investment in November, in order to boost economic growth, through the implementation of the portfolio of projects prioritized in the National Infrastructure Plan (under public - private partnerships) . The Decree refers to 52 projects, with an overall investment amount of around S/ 1 billion . The effect of these measures will probably be more palpable during the second half of 2020 . Finally, it is important to mention that Peru ǲ s country risk is the lowest in the region. . 5

Fourth Quarter 2019 Earnings Release *Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet Peruvian Cement Industry Overview : Pacasmayo, UNACEM and Cementos Yura supply most of the cement demand in Peru . Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region . The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23 % of the country’s population and 14 % of national Gross Domestic Product (“GDP”) . Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1 . 9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation . In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self - construction” . Peruvian Cement Market Shipments by Plant and Market Share Northern Region (thousands of metric tons) Central Region (thousands of metric tons) Southern Region (thousands of metric tons) Plant 2015 2016 2017 2018 Oct - 19 LTM % part Pacasmayo Group 2 , 310 2 , 285 2 , 267 2 , 364 2 , 586 21 . 8% Imports 12 - 76 32 13 0 . 1% Total 2,322 2,285 2,343 2,396 2,599 21 . 9% Plant 2015 2016 2017 2018 Oct - 19 LTM % part UNACEM 5 , 546 5 , 110 4 , 993 5 , 058 5 , 314 44 . 9% Caliza Inca 357 347 387 448 520 4 . 4% Imports 507 490 496 885 747 6 . 3% Total 6,410 5,947 5,876 6,391 6,581 55 . 6% Plant 2015 2016 2017 2018 Oct - 19 LTM % part Yura Group 2 , 480 2 , 645 2 , 618 2 , 597 2 , 579 21 . 8% Imports 3 18 42 65 88 0 . 7% Total 2,483 2,663 2,660 2,662 2,667 22 . 5% Total, All Regions 11,215 10,895 10,879 11 , 449 11 , 847 100 . 0% 6

Fourth Quarter 2019 Earnings Release Infrastructure Investment in the Area of Influence : Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit . Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the upcoming years . In November, an Emergency Decree was published where extraordinary measures were established to promote investment, in order to boost economic growth, through the implementation of the portfolio of projects prioritized in the National Infrastructure Plan (under public - private partnerships) . The Decree refers to 52 projects, with an overall investment amount of around S/ 1 billion . 7

Fourth Quarter 2019 Earnings Release There are some medium - sized projects that are ongoing or close to execution between 2019 and 2020 listed below . Most of these projects will demand concrete, pavement and other precast products, which are very important in terms of our new strategy as a building solutions company . This quarter we continued shipping concrete to the School for Non - Commissioned Officers in Tarapoto, and to the Auxiliary Units for Talara and we started providing cement to the Chiclayo Airport . In addition, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017 , based on Government’s Reconstruction Plan . We have seen some acceleration in shipments for reconstruction during this year, but execution still remains low at 25 % as of December, 2019 . Moreover, on December 27 , 2019 , the Government announced by Executive Decree, that it would accelerate and boost the execution of reconstruction projects . This will be done through government - to - government contracts with developed countries such as the Netherlands, UK, France, Germany, among others . The Decree also reduces the procedures required for approval in order to expedite the execution of the projects . This allows the approval period to be reduced from 20 to 3 business days . R3 R2 8 R1 R4 PROJECTS R3 Piura Airport Auxiliary Units Talara* Av. Bayovar* Chiclayo Airport AUNA Clinic* R2 R1 Salaverry Port Casma, Huarmey, Viru Bypasses Chimbote Bypass Magistral Mine* R4 North Peruvian Pipeline* María Auxiliadora Hospital* School for Non - Commissioned Officers*

Fourth Quarter 2019 Earnings Release Operating Results: Production: Cement Production Volume (thousands of metric tons ) Production 4 Q 19 4Q18 % Var. 2019 2018 % Var. 363 . 2 323 . 8 12 . 2% 1 , 367 . 5 1 , 155 . 3 18 . 4% 86 . 2 76 . 4 12 . 8% 301 . 1 272 . 9 10 . 3% 262 . 2 254 . 4 3 . 1% 954 . 4 918 . 0 4 . 0% 711 . 6 654 . 6 8 . 7% 2 , 623 . 0 2 , 346 . 2 11 . 8% 9 Pacasmayo Plant Rioja Plant Piura plant Total During 4 Q 19 cement production volume at the Pacasmayo plant increased 12 . 2 % compared to 4 Q 18 and 18 . 4 % in 2019 compared to 2018 , mainly due to increased sales volume from the public sector for reconstruction works, private investment projects and the self - construction segment . Cement production volume at the Rioja Plant increased 12 . 8 % in 4 Q 19 compared to 4 Q 18 , and 10 . 3 % in 2019 compared to 2018 , mainly due to increased sales volumes, particularly to the city of Iquitos which we have started serving more aggressively this year . Cement production volume at the Piura Plant increased 3 . 1 % in 4 Q 19 compared to 4 Q 18 , and 4 . 0 % in 2019 compared to 2018 . Mainly due to increased demand from reconstruction related projects during the last quarter . This was partially offset by production in the Pacasmayo plant for the Piura region since production of type V cement is concentrated in the Pacasmayo plant . Total cement production volumes increased 8 . 7 % in 4 Q 19 compared to 4 Q 18 , and 11 . 8 % in 2019 compared to 2018 , in line with the increased demand mentioned above . Clinker Production Volume (thousands of metric tons) Production 4 Q 1 9 4 Q 1 8 % Var. 201 9 201 8 % Var. 220 . 2 198 . 3 11 . 0% 864 . 3 831 . 4 4 . 0% 64 . 0 57 . 0 12 . 3% 230 . 9 211 . 3 9 . 3% 236 . 1 160 . 9 46 . 7% 757 . 5 676 . 2 12 . 0% 520 . 3 416 . 2 25 . 0% 1 , 852 . 7 1 , 718 . 9 7 . 8 % Pacasmayo Plant Rioja Plant Piura Plant Total Clinker production volume at the Pacasmayo plant in 4Q19 increased 11.0% compared to 4Q18, and 4.0% in 2019 compared to 2018, mainly due to increased cement demand. Clinker production volume at the Rioja plant increased 12.3% in 4Q19 compared to 4Q18 and 9.3% in 2019 compared to 2018, in line with increased cement production, particularly to the Iquitos market. Clinker production volume at the Piura plant increased 46 . 7 % in 4 Q 19 compared to 4 Q 18 and 12 % in 2019 compared to 2018 , mainly due to increased demand as well as additional clinker for cement production at the Pacasmayo plant and for inventory purposes .

Fourth Quarter 2019 Earnings Release Quicklime Production Volume (thousands of metric tons) 1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate i mpl ies annualized production, which is calculated by multiplying real production for each quarter by four. Production 4Q1 9 4Q1 8 % Var. 201 9 201 8 % Var. 17 . 8 7 .9 125.3% 73 . 6 105 . 3 - 30.1% Pacasmayo Plant Quicklime production volume increased 125 . 3 % in 4 Q 19 , mainly due to higher demand and unusually low production levels in 4 Q 18 . During 2019 , quicklime production volume decreased 30 . 1% , compared to 2018 , mainly due to decreased demand . Installed Capacity: Installed Cement and Clinker Capacity Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2 . 9 million MT, 1 . 6 million MT and 440 , 000 MT, respectively . Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1 . 5 million MT, 1 . 0 million MT and 280 , 000 MT, respectively . Utilization Rate 1 : Pacasmayo Plant Utilization Rate Utilization Rate 4 Q 1 9 4 Q 1 8 % Var. 201 9 201 8 % Var. 50 . 1% 44 . 7% 5.4 pp. 47 . 2% 39 . 8% 7.4 pp. 58 . 7% 52 . 9% 5.8 pp. 57 . 6% 55 . 4% 2.2 pp. 29 . 7% 13 . 2% 16.5 pp. 30 . 7% 43 . 9% - 13.2 pp. Cement Clinker Q ui c k li m e Cement production utilization rate at the Pacasmayo plant increased 5 . 4 percentage points in 4 Q 19 when compared to 4 Q 18 , and 7 . 4 percentage points in 2019 compared to 2018 , mainly due to the increased demand mentioned above . Clinker production utilization rate in 4 Q 19 increased 5 . 8 percentage points compared to 4 Q 18 , and 2 . 2 percentage points in 2019 compared to 2018 , mainly due to increased demand . Additionally, the quicklime production utilization rate increased 16 . 5 percentage points during 4 Q 19 compared with 4 Q 18 , for the above mentioned reasons . During 2019 , quicklime production utilization rate decreased 13 . 2 percentage points in 2019 compared to 2018 , in line with decreased demand . 10

Fourth Quarter 2019 Earnings Release Rioja Plant Utilization Rate Utilization Rate 4 Q 1 9 4 Q 1 8 % Var. 201 9 201 8 % Var. 78 . 4% 69 . 5% 8.9 pp. 68 . 4% 62 . 0% 6.4 pp. 91 . 4% 81 . 4% 10.0 pp. 82 . 5% 75 . 5% 7.0 pp. C e m e nt Clinker The cement production utilization rate at the Rioja plant was 78 . 4 % in 4 Q 19 and 68 . 4 % in 2019 ; an 8 . 9 percentage point increase as compared to 4 Q 18 and 6 . 4 percentage point increase as compared to 2018 , mainly due to the increased demand in Iquitos city mentioned earlier . The clinker production utilization rate at the Rioja plant was 91 . 4 % in 4 Q 19 and 82 . 5 % in 2019 ; a 10 . 0 percentage point increase compared to 4 Q 18 and 7 . 0 percentage points increase when compared to 2018 respectively, in line with increased demand . Piura Plant Utilization Rate Utilization Rate 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 65 . 6% 63 . 6% 2.0 pp. 59 . 7% 57 . 4% 2.3 pp. 94 . 4% 64 . 4% 30.0 pp. 75 . 8% 67 . 6% 8.2 pp. 11 C eme n t Clinker The cement production utilization rate at the Piura plant was 65 . 6 % in 4 Q 19 , and 59 . 7 % in 2019 ; a 2 . 0 percentage point increase and a 2 . 3 percentage point increase when compared to 4 Q 18 and 2018 respectively, mainly due to increased demand . The clinker production utilization rate at the Piura plant was 94 . 4 % in 4 Q 19 ; 30 . 0 percentage points higher than in 4 Q 18 , mainly due to increased cement demand, as well as some additional production to supply the Pacasmayo plant and production for inventory purposes . In 2019 the clinker production utilization rate at the Piura plant was 75 . 8% ; 8 . 2 percentage points higher than 2018 . Consolidated Utilization Rate Utilization Rate 4 Q 1 9 4 Q 1 8 % Var. 201 9 201 8 % Var. 57 . 6% 53 . 0% 4.6 pp. 53 . 1% 47 . 5% 5.6 pp. 74 . 9% 59 . 9% 15.0 pp. 66 . 6% 61 . 8% 4.8 pp. C e m e nt Clinker The consolidated cement production utilization rate was 57 . 6 % in 4 Q 19 , and 53 . 1 % in 2019 ; 4 . 6 percentage points and 5 . 6 percentage points higher than in 4 Q 18 and 2018 respectively . This was mainly due to higher cement demand . The consolidated clinker production utilization rate was 74 . 9 % in 4 Q 19 ; 15 . 0 percentage points higher than in 4 Q 18 , mainly due to increased demand for cement, as well as production for inventory purposes . In 2019 , the consolidated clinker production utilization rate was 66 . 6% , a 4 . 8 percentage point increase when compared to 2018 , mainly due to increased demand for cement .

Fourth Quarter 2019 Earnings Release Financial Results: Income Statement: The following table shows a summary of the Consolidated Financial Results: Consolidated Financial Results (in millions of Soles S/) During 4 Q 19 , revenues increased 9 . 8 % year - on - year mainly due to increased cement, concrete and precast sales volume . Gross profit increased to a lesser extent ( 0 . 2% ) in 4 Q 19 compared to 4 Q 18 , mainly due to higher production costs related to the shipment of clinker from Piura to Pacasmayo for the production of type V cement . During 2019 , revenues increased by 10 . 3% , mainly due to the recovery in cement, concrete and precast sales volume . Gross profit increased to a lesser extent ( 4 . 3% ), mainly due to the use of higher - priced clinker during maintenance of the main kiln in Pacasmayo during 2 Q 19 , as well as the above - mentioned reasons, which increased costs during the second half of the year . Profit for the period increased by 75 . 8% , mainly due to operational efficiencies and higher revenues, as well as one - off expenses during 4 Q 18 . Income Statement 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. Sales of goods 374 . 7 341 . 4 9.8% 1 , 392 . 7 1 , 262 . 9 10 . 3% Gross Profit 125 . 9 125 . 7 0.2% 486 . 9 466 . 7 4 . 3% Total operating expenses, net - 58 . 3 - 67 . 9 - 14.1% - 216 . 4 - 225 . 0 - 3 . 8% Operating Profit 67 . 5 57 . 8 16.8% 270 . 5 241 . 8 11 . 9% Total other expenses, net - 18 . 8 - 67 . 3 - 72.1% - 76 . 2 - 125 . 6 - 39 . 3% Profit before income tax 48 . 7 - 9 .5 N/R 194 . 4 116 . 1 67 . 4% Income tax expense - 19 . 2 - 2 . 1 N/R - 62 . 3 - 41 . 0 52 . 0% Profit for the period 29 . 5 - 11 . 5 N/R 132 . 0 75 . 1 75 . 8% 12

Fourth Quarter 2019 Earnings Release Sales of Goods: The following table shows the Sales of Goods and their respective margins by business segment: Sales: cement, concrete and precast (in millions of Soles S/) Sales of goods Cost of Sales Gross Profit Gross Margin Sales of cement, concrete and precast increased 10 . 1% , reflecting higher sales volume and higher average prices . Gross margin decreased 4 . 1 percentage points during 4 Q 19 compared to 4 Q 18 mainly due to increased production costs from the transport of clinker from Piura to Pacasmayo, as well as higher sales of concrete and precast, which have lower margins than cement but generate a higher overall profit . During 2019 , net sales of cement, concrete and precast increased 13 . 6% , mainly due to an increase in sales volume of cement and concrete, as well as higher average prices . Gross margin decreased 3 . 2 percentage points during 2019 compared to 2018 , mainly due to the use of higher - priced clinker during the first half of the year, as well as increased sales of concrete and higher production costs mentioned above . Sales of cement represented 82 . 0 % of cement, concrete and precast sales during 4 Q 19 . Cement, concrete and precasts 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 346 . 0 314 . 3 10.1% 1 , 289 . 0 1 , 134 . 7 13 . 6% - 223 . 4 - 190 . 1 17.5% - 808 . 6 - 675 . 2 19 . 8% 122 . 6 124 . 2 - 1.2% 480 . 4 459 . 5 4 . 5% 35 . 4% 39 . 5% - 4.1 pp. 37 . 3% 40 . 5% - 3.2 pp. 13 Cement 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 283 . 7 263 . 6 7 . 6% 1 , 065 . 5 975 . 6 9 . 2% - 170 . 7 - 147 . 7 15 . 6% - 624 . 1 - 535 . 0 16 . 7% 113 . 0 115 . 9 - 2 . 5% 441 . 4 440 . 6 0 . 2% 39 . 8% 44 . 0% - 4.2 pp. 41 . 4% 45 . 2% - 3.8 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of cement increased 7 . 6 % in 4 Q 19 compared to 4 Q 18 , mainly due to increased sales volume, primarily to the public sector, for Coastal El Niño reconstruction spending and some medium - sized private projects, as well as higher sales to the self - construction segment . Gross margin decreased 4 . 2 percentage points, mainly due to the higher production and transportation costs mentioned above . During 2019 cement sales increased 9 . 2 % compared to 2018 , mainly due to increased demand particularly from the public sector for small and medium sized projects, primarily Coastal El Niño reconstruction, as well as the self - construction segment . Gross margin decreased 3 . 8 percentage points, mainly due to the above - mentioned reasons, as well as to the use of higher - priced clinker during maintenance in Pacasmayo plant in 2 Q 19 .

Fourth Quarter 2019 Earnings Release Sales of concrete represented 15.5% of cement, concrete and precast sales during 4Q19. 14 Concrete and Pavement 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 53 . 7 44 . 6 20 . 4% 197 . 7 136 . 7 44 . 6% - 45 . 8 - 35 . 6 28 . 7% - 162 . 4 - 117 . 3 38 . 4% 7 . 9 9 . 0 - 12 . 2% 35 . 4 ¿ 3 19 . 4 82 . 0% 14 . 7% 20 . 2% - 5.5 pp. 17 . 9% 14 . 2% 3.7 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of concrete increased 20 . 4 % during 4 Q 19 compared to 4 Q 18 , and 44 . 6 % in 2019 compared to 2018 , mainly due to increased demand from small and medium size projects . Gross margin decreased 5 . 5 percentage points in 4 Q 19 compared to 4 Q 18 , mainly due a change in the sales mix, because of the conclusion of large infrastructure projects during this quarter . In 2019 , gross margin increased 3 . 7 percentage points compared to 2018 , mainly due to higher dilution of fixed costs as demand increases, as well as higher average prices . Sales of precast represented 2 . 5 % of cement, concrete and precast sales during 4 Q 19 . Precast 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 8 . 7 6 . 1 42 . 6% 25 . 9 22 . 4 15 . 6% - 6 . 9 - 6 . 8 1 . 5% - 22 . 1 - 22 . 9 - 3 . 5% 1 . 8 - 0 . 7 N / R 3 . 8 - 0 . 5 N / R 20 . 7% - 11 . 5% 32.2 pp. 14 . 7% - 2 . 2% 16.9 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 4 Q 19 , precast sales increased 42 . 6 % compared to 4 Q 18 , mainly due to increased sales for Coastal El Niño reconstruction related projects . Gross margin also increased 32 . 2 percentage points, as we prioritized sales of higher margin products and recovered from negative margins in 4 Q 18 . During 2019 , precast sales increased 15 . 6 % when compared to 2018 , and gross margin increased 16 . 9 percentage points, mainly due to the increased sales of higher margin products mentioned above .

Fourth Quarter 2019 Earnings Release Sales: Quicklime (in millions of Soles S/) 2 Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plasti c t ubes and accessories, among others. Quicklime 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 10 . 4 8 . 8 18 . 2% 36 . 1 57 . 6 - 37 . 3% - 7 . 9 - 8 . 0 - 1 . 3% - 32 . 5 - 52 . 3 - 37 . 9% 2 . 5 0 . 8 N / R 3 . 6 5 . 3 - 32 . 1% 24 . 0% 9 . 1% 14.9 pp. 10 . 0% 9 . 2% 0.8 pp. 15 Sales of goods Cost of Sales Gross Profit Gross Margin Quicklime sales increased 18 . 2 % in 4 Q 19 , mainly due to increased demand from our largest client during this quarter . In 2019 , quicklime sales decreased 37 . 3 % compared to 2018 , mainly due to decreased sales volume and changes in the sales mix . Gross margin increased 14 . 9 percentage points in 4 Q 19 and 0 . 8 percentage points in 2019 , when compared to 4 Q 18 and 2018 respectively, mainly due to higher dilution of fixed costs during this quarter . Sales: Construction Supplies 2 (in millions of Soles S/) Construction Supplies 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 18 . 1 18 . 2 - 0 . 5% 67 . 2 69 . 0 - 2 . 6% - 17 . 4 - 17 . 5 0 . 6% - 64 . 4 - 67 . 2 - 4 . 2% 0 . 7 0 . 7 - 2 . 8 1 . 8 55 . 6% 3 . 9% 3 . 8% - 1.1 pp. 4 . 2% 2 . 6% 1.6 pp. Sales of goods Cost of Sales Gross Profit Gross Margin In 4 Q 19 , sales and gross margin of construction supplies remained in line with 4 Q 18 . In 2019 sales decreased 2 . 6 % compared with 2018 mainly due to decreased sales of steel bars . Gross margin increased 1 . 6 percentage points in 2019 when compared to 2018 .

Fourth Quarter 2019 Earnings Release Operating Expenses: Administrative Expenses (in millions of Soles S/) Selling expenses in 4Q19 and 2019 were in line with 4Q18 and 2018 respectively. Administrative expenses 4 Q 19 4 Q 18 % Var. 2019 2018 % Var. 17 . 9 19 . 6 - 8.7% 84 . 4 84 . 7 - 0.4% 16 . 3 12 . 7 28.3% 53 . 0 51 . 5 2.9% 1 . 5 1 . 8 - 16.7% 6 . 7 6 . 8 - 1.5% 4 . 1 3 . 6 13.9% 14 . 6 12 . 0 21.7% 1 . 1 1 . 2 - 8.3% 5 . 0 4 . 8 4.2% 5 . 4 7 . 0 - 22.9% 10 . 8 12 . 3 - 12.2% 46 . 3 45 . 9 0.9% 174 . 5 172 . 1 1.4% Personnel expenses Third - party services Board of directors Depreciation and amortization Taxes O t h er Total Administrative expenses in 4Q19 and 2019 where in line with 4Q18 and 2018 respectively, despite a higher increase in sales, mainly due to our continued search for efficiency. Selling Expenses (in millions of Soles S/) Selling and distribution expenses 4Q19 4Q18 % Var. 2019 2018 % Var. Personnel expenses 7 . 2 6.1 18.0% 26 . 8 21 . 7 23 . 5% Advertising and promotion 1 . 7 3.8 - 55.3% 7 . 0 13 . 1 - 46 . 6% Third - party services 1 . 1 1.4 - 21.4% 4 . 9 4 . 8 2 . 1% Expected credit losses for trade receivables 1 . 5 0.7 N/R 1 . 5 0.7 N/R Other 1 . 5 1.2 25.0% 4 . 4 3 . 8 15 . 8% Total 13.0 13.2 - 1.5% 44.5 44.1 0.9% 16

Fourth Quarter 2019 Earnings Release EBITDA Reconciliation: Consolidated EBITDA (in millions of Soles S/) Consolidated EBITDA increased 10 . 9 % in 4 Q 19 and 7 . 8 % in 2019 compared to 4 Q 18 and 2018 respectively, mainly due to increased sales volume . Moreover, since last quarter we have had higher transportation costs because the demand for type V cement increased and its production is centralized in the Pacasmayo plant for the whole region . Finally, since the concrete segment is growing at a faster rate than cement, as expected according to our strategy, the consolidated EBITDA margin will tend to decrease since the concrete margin is lower . However, the increased sales of concrete will result in additional overall profit for the Company . Cash and Debt Position: Cash: Consolidated Cash (in millions of Soles S/) As of December 31, 2019, the Company’s cash position was S/ 68.3 million (US$ 20.6 million). This balance includes certificates of deposit for S/ 51.5 million (US$ 15.6 million), distributed as follows: The remaining balance of S/ 16.8 million (US$ 5.1 million) is held mainly in the Company’s bank accounts, of which US$ 1.0 million are denominated in US dollars and the remainder in Soles. Bank Amount (S/) Interest Rate Initial Date Maturity Date Banco de Crédito del Perú S /34 . 5 2 . 40 % December 30th, 2019 January 6th, 2020 Banco de Crédito del Perú S /17 . 0 2 . 70 % December 10th, 2019 January 16th, 2020 S / 51 . 5 Net Income + Income tax expense - Finance income + Finance costs '+Liquidation of financial instruments Negociation derivative financial instruments +/ - Net loss from exchange rate + Depreciation and amortization Consolidated EBITDA EBITDA from Salsud * Cement EBITDA Consolidated EBITDA 4 Q 19 4 Q 18 Var %. 2019 2018 Var %. 29 . 5 - 11 . 5 N/R 132 . 0 75 . 1 75 . 8% 19 . 2 2 . 1 N/R 62 . 3 41 . 0 52 . 0% - 1 . 1 - 1 . 0 10.0% - 2 . 6 - 2 . 4 8 . 3% 19 . 2 28 . 9 - 33.6% 78 . 0 87 . 3 - 10 . 7% - 34 . 9 N/R - 34 . 9 N / R 2 . 0 - 2 . 6 N/R 1 . 5 - 2 . 6 N / R - 1 . 3 7 . 0 N/R - 0 . 7 8 . 4 N / R 33 . 4 33 . 2 0.6% 129 . 8 129 . 9 - 100 . 9 91 . 0 10.9% 400 . 3 371 . 6 7 . 8% - 0 . 1 0 . 4 N/R - 0 . 1 - 2 . 6 N / R 101 . 0 90 . 6 11.5% 400 . 4 374 . 2 7 . 0% 17

Fourth Quarter 2019 Earnings Release Debt Position: Consolidated Debt (in millions of Soles S/) Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest. Payments due by period Less than 1 year 1 - 3 Years 3 - 5 Years More than 5 Years Total 98 . 8 - 400 . 7 570 . 0 1 , 069 . 5 60 . 5 116 . 5 87 . 0 232 . 1 496 . 1 159 . 3 116 . 5 487 . 7 802 . 1 1 , 565 . 6 18 Indebtedness Future interest payments Total As of December 31 , 2019 , the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1 , 101 . 9 million (US $ 332 . 2 million) . This debt is primarily composed by the outstanding part of the international bond issued in February 2013 , the two issuance of the local bond issued in January 2019 and short - term loans . Of this total debt, S/ 582 . 4 million are denominated in soles and US $ 156 . 6 million in US dollars . As of December 31, 2019, the Company maintains cross currency swap hedging agreements for US$ 150 million in order to mitigate foreign exchange risks related to US dollar - denominated debt. The adjusted debt is S/ 1,069.5 million (US$ 322.4 million). As of December 31, 2019, Net Adjusted Debt/EBITDA ratio was 2.5x

Fourth Quarter 2019 Earnings Release Capex Capex (in millions of Soles S/) As of December 31, 2019, the Company invested S/ 87.1 million (US$ 26.3 million), allocated to the following projects: Projects 2019 Piura Plant Projects 12 . 3 Pacasmayo Plant Projects 25 . 0 Concrete and aggregates equipment 44 . 6 Rioja Plant 5 .2 Total 87 . 1 19

Fourth Quarter 2019 Earnings Release About Cementos Pacasmayo S . A . A . Cementos Pacasmayo S . A . A . is a cement company, located in the Northern region of Peru . In February 2012 , the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC" . With more than 61 years of operating history, the Company produces, distributes and sells cement and cement - related materials, such ready - mix concrete and precast materials . Pacasmayo’s products are primarily used in construction, which has been one of the fastest - growing segments of the Peruvian economy in recent years . The Company also produces and sells quicklime for use in mining operations . For more information, please visit : http : //www . cementospacasmayo . com . pe/ Note : The Company presented some figures converted from Soles to U . S . Dollars for comparison purposes . The exchange rate used to convert Soles to U . S . dollars was S/ 3 . 317 per US $ 1 . 00 , which was the exchange rate, reported as of December 31 , 2019 by the Superintendencia de Banca, Seguros y AFP’s (SBS) . The information presented in U . S . dollars is for the convenience of the reader only . Certain figures included in this report have been subject to rounding adjustments . Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters . 20 This press release may contain forward - looking statements . These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results . Also, certain reclassifications have been made to make figures comparable for the periods . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward - looking statements . Such statements reflect the current views of management and are subject to a number of risks and uncertainties . There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors . Any changes in such assumptions or factors could cause actual results to differ materially from current expectations .

Assets Current Assets As of Dec - 19 S/ (000) As of Dec - 18 S/ (000) Cash and cash equivalents 68 , 266 49 , 067 Trade and other receivables 120 , 530 102 , 969 Income tax prepayments 30 , 191 36 , 748 Inventories 519 , 004 424 , 783 Prepayments 10 , 339 5 , 765 Total current assets 748 , 330 619 , 332 As of Dec - 19 As of Dec - 18 Non - current assets S/ (000) S/ (000) Trade and other receivables 4 , 681 4 , 532 Prepayments 151 342 Financial instruments designated at fair value through other comprehensive income 18 , 224 26 , 883 Other financial instruments - 12 , 268 Property, plant and equipment 2 , 100 , 682 2 , 152 , 724 Intangible assets 47 , 366 40 , 881 Goodwill 4 , 459 4 , 459 Deferred income tax assets 7 , 419 3 , 098 Other assets 246 105 Total non - current assets 2 , 183 , 228 2 , 245 , 292 Total assets 2 , 931 , 558 2 , 864 , 624 21 Liabilities and equity Current liabilities As of Dec - 19 S/ (000) As of Dec - 18 S/ (000) Trade and other payables 237 , 299 154 , 565 Financial Obligations 98 , 774 60 , 822 Provisions 16 , 603 46 , 453 Total current liabilities 352 , 676 261 , 840 As of Dec - 19 As of Dec - 18 Non - current liabilities S/ (000) S/ (000) Financial Obligations 1 , 003 , 130 1 , 022 , 555 Other financial instruments 1 , 302 - Lease liabilities 57 - Other non - current provisions 7 , 643 5 , 377 Deferred income tax liabilities 145 , 099 123 , 489 Total non - current liabilities 1 , 157 , 231 1 , 151 , 421 Total liabilities 1 , 509 , 907 1 , 413 , 261 As of Dec - 19 As of Dec - 18 Equity S/ (000) S/ (000) Capital stock 423 , 868 423 , 868 Investment shares 40 , 279 40 , 279 Treasury shares - 121 , 258 - 121 , 258 Additional paid - in capital 432 , 779 432 , 779 Legal reserve 168 , 636 168 , 356 Other accumulated comprehensive results - 19 , 853 - 11 , 946 Retained earnings 497 , 200 519 , 285 Total equity 1 , 421 , 651 1 , 451 , 363 Total liabilities and equity 2 , 931 , 558 2 , 864 , 624 Fourth Quarter 2019 Earnings Release Consolidated statements of financial position As of December 31, 2019 and 2018

Fourth Quarter 2019 Earnings Release 4Q19 4Q18 2019 2018 S/ (000) S/ (000) S/ (000) S/ (000) Consolidated statements of profit or loss For the three and twelve - month periods ended December 31, 2019 and 2018 Sales of goods Cost of sales Gross profit 374 , 71 2 341 , 37 4 1 , 392 , 70 1 1 , 262 , 934 - 248 , 83 7 - 215 , 65 2 - 905 , 80 6 - 796 , 206 125 , 87 5 125 , 72 2 486 , 89 5 466 , 728 Operating income (expenses) Administrative expenses - 46 , 246 - 45 , 852 - 174 , 482 - 172 , 141 Selling and distribution expenses - 12 , 966 - 13 , 174 - 44 , 533 - 44 , 117 Other operating income (expenses), net 866 - 8 , 852 2 , 645 - 8 , 697 Total operating expenses , net - 58 , 346 - 67 , 878 - 216 , 370 - 224 , 955 Operating profit 67 , 529 57 , 844 270 , 525 241 , 773 Other income (expenses) Finance income 1 , 062 992 2 , 576 2 , 367 Financial costs - 19 , 246 - 28 , 991 - 77 , 986 - 87 , 338 Loss (gain) on the valuation of trading derivative financial instruments - 1 , 971 2 , 603 - 1 , 491 2 , 603 Cumulative net loss on settlement of derivative financial instruments - - 34 , 887 - - 34 , 887 Net gain (loss) from exchange difference, net 1 , 348 - 7 , 036 729 - 8 , 377 Total other expenses, net - 18 , 807 - 67 , 319 - 76 , 172 - 125 , 632 Profit before income tax 48 , 722 - 9 , 475 194 , 353 116 , 141 Income tax expense - 19 , 221 - 2 , 050 - 62 , 306 - 40 , 995 Profit for the period 29 , 501 - 11 , 525 132 , 047 75 , 146 Attributable to: Equity holders of the parent 29 , 501 - 11 , 549 132 , 047 76 , 699 Non - controlling interests - 24 - - 1 , 553 Net income 29 , 501 - 11 , 525 132 , 047 75 , 146 Earning per share Basic and diluted for period atributable to equity holders of common shares and investment shares of the parent (S/ per share) 0 . 07 - 0 . 03 0 . 31 0 . 18 22

Attributable to equity holders of the parent Capital stock S/ (000) I n v e s t m e n t shares S/ (000) Treasury shares S/ (000) A dd i t i on al Capital S/ (000) Legal reserve S/ (000) Unrealized gain (loss) on Unrealized financial gain (loss) on instruments cash flow designated at hedge S/(000) fair value S/ (000) R e t a i n ed earnings (000) S/ Total S/ (000) N on - c on t ro lli ng interests S/ (000) Total equity S/ (000) Fourth Quarter 2019 Earnings Release Consolidated statements of changes in equity For the twelve - month periods ended December 31, 2019, 2018 and 2017 Balance as of January 1, 2017 531 , 461 50 , 503 - 108 , 248 545 , 165 188 , 075 145 - 16 , 747 677 , 086 1 , 867 , 440 112 , 589 1 , 980 , 029 Profit for the year - - - - - - - 93 , 782 93 , 782 - 13 , 151 80 , 631 Other comprehensive income - - - - - - 145 - 26 , 952 - - 27 , 097 - - 27 , 097 Total comprehensive income - - - - - - 145 - 26 , 952 93 , 782 66 , 685 - 13 , 151 53 , 534 Appropriation of legal reserve - - - - 9 , 379 - - - 9 , 379 - - - Contributions of non - controlling interests - - - - - - - - - 491 491 Acquisition of investments shares holds in treasury - - - 34 , 216 - - - - - - 34 , 216 - - 34 , 216 Splitting effects of equity block - 107 , 593 - 10 , 224 23 , 459 - 118 , 569 - 36 , 957 - - - - 249 , 884 - 100 , 357 - 350 , 241 Dividends - - - - - - - 149 , 837 - 149 , 837 - - 149 , 837 Terminated dividends - - - - 189 - - - 189 - 189 Impairment on brine project - - - 6 , 759 - - - - 6 , 759 - 6 , 759 Other adjustments of non - controlling interest - - - - 576 - - - - - 576 576 - Balance as of December 31, 2017 423 , 868 40 , 279 - 119 , 005 432 , 779 160 , 686 - - 43 , 699 611 , 652 1 , 506 , 560 148 1 , 506 , 708 Profit for the year - - - - - - - 76 , 699 76 , 699 - 1 , 553 75 , 146 Other comprehensive income - - - - - 4 , 002 27 , 751 - 31 , 753 - 31 , 753 Total comprehensive income - - - - - 4 , 002 27 , 751 76 , 699 108 , 452 - 1 , 553 106 , 899 Appropriation of legal reserve - - - - 7 , 670 - - - 7 , 670 - - - Contributions of non - controlling interest - - - - - - - - - 1 , 405 1 , 405 Dividends - - - - - - - - 161 , 396 - 161 , 396 - - 161 , 396 Others - - - 2 , 253 - - - - - - 2 , 253 - - 2 , 253 Balance as of December 31, 2018 423 , 868 40 , 279 - 121 , 258 432 , 779 168 , 356 4 , 002 - 15 , 948 519 , 285 1 , 451 , 363 - 1 , 451 , 363 Changes in accounting policy - - - - - - - - 13 - 13 - - 13 Restated total equity as of January 1, 2019 423 , 868 40 , 279 - 121 , 258 432 , 779 168 , 356 4 , 002 - 15 , 948 519 , 272 1 , 451 , 350 - 1 , 451 , 350 Profit for the year - - - - - - - 132 , 047 132 , 047 - 132 , 047 Other comprehensive loss - - - - - - 6 , 105 - 1 , 802 - - 7 , 907 - - 7 , 907 Total comprehensive income - - - - - - 6 , 105 - 1 , 802 132 , 047 124 , 140 - 124 , 140 Terminated dividends - - - - 280 - - - 280 - 280 Dividends - - - - - - - - 154 , 119 - 154 , 119 - - 154 , 119 Balance as of December 31, 2019 423 , 868 40 , 279 - 121 , 258 432 , 779 168 , 636 - 2 , 103 - 17 , 750 497 , 200 1 , 421 , 651 - 1 , 421 , 651